BLUE RIDGE REAL ESTATE COMPANY and

BIG BOULDER CORPORATION

RTE 940 and MOSEYWOOD ROAD

P. O. BOX 707

BLAKESLEE, PA 18610

February 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:  Mr. Thomas Kluck, Legal Branch Chief, Assistant Director’s Office, Office 8

Re:	Blue Ridge Real Estate Company/Big Boulder Corporation

Registration Statement on Form S-8 (File No. 333-118845)

Withdrawal of Request for Withdrawal of Registration Statement

Dear Mr. Kluck

Blue Ridge Real Estate Company, a Pennsylvania corporation (“Blue Ridge”) and Big Boulder Corporation, a Pennsylvania corporation (“Big Boulder” and, together with Blue Ridge, the “Registrants”), are hereby withdrawing our Request for Withdrawal of our combined Registration Statement (File No. 333-118845), dated February 15, 2011 and filed with the Commission on February 15, 2011.

If you have any questions regarding this application, please contact me at (570) 443-8433.

Sincerely,

Blue Ridge Real Estate Company Big Boulder Corporation

By:	/s/ Eldon D. Dietterick
Name:	Eldon D. Dietterick
Title:	Executive Vice President and Treasurer